UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Innotrac Corporation

(Name of Issuer)

Common Stock, par value $0.10

(Title of Class of Securities)

45767M109

(CUSIP Number)

Blue Eagle Holdings, L.P.

401 N. Michigan Avenue, Suite #3300

Chicago, IL 60611

(312) 465-7000

Copy to:

Jeffrey R. Patt, Esq.

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

525 West Monroe Street

Chicago, IL 60661

(312) 902-5200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 25 Pages)

CUSIP No. 45767M109        Page 2 of 25

1	NAMES OF REPORTING PERSONS Blue Eagle Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,346,730 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,346,730 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% (2)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 45767M109        Page 3 of 25

(1)	Includes (i) 5,839,462 shares of common stock held by Scott D. Dorfman (the Issuer’s Chairman, President and Chief Executive Officer and principal shareholder) and individuals and entities related to Mr. Dorfman, all of which are subject to the Support and Contribution Agreement, dated November 14, 2013, by and among Blue Eagle Holdings, L.P., Mr. Dorfman and such individuals and entities related to Mr. Dorfman; (ii) 231,171 shares of common stock held by Robert Toner (the Issuer’s Senior Vice President and Chief Operating Officer) and 50,000 shares of common stock currently issuable upon the exercise of options held by Mr. Toner, all of which are subject to the Subscription and Support Agreement, dated as of November 14, 2013, by and between Blue Eagle Holdings, L.P. and Mr. Toner; and (iii) 176,097 shares of common stock held by Larry Hanger (the Issuer’s Senior Vice President for Client Services) and 50,000 shares of common stock currently issuable upon the exercise of options held by Mr. Hanger, all of which are subject to the Subscription and Support Agreement, dated as of November 14, 2013, by and between Blue Eagle Holdings, L.P. and Mr. Hanger.

(2)	Based on 13,245,440 outstanding shares of common stock of the Issuer, as set forth in the Agreement and Plan of Merger, dated as of November 14, 2013, by and among Issuer, Blue Eagle Acquisition Sub, Inc. and Blue Eagle Holdings, L.P., incorporated by reference herein as Exhibit 7.04 hereto.

CUSIP No. 45767M109        Page 4 of 25

1	NAMES OF REPORTING PERSONS Blue Eagle Acquisition Sub, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,346,730 (3)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,346,730 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% (4)
14	TYPE OF REPORTING PERSON CO

(3)	See Footnote 1.

(4)	See Footnote 2.

CUSIP No. 45767M109        Page 5 of 25

1	NAMES OF REPORTING PERSONS Blue Eagle GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,346,730 (5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,346,730 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% (6)
14	TYPE OF REPORTING PERSON OO

(5) See Footnote 1.

(6) See Footnote 2.

CUSIP No. 45767M109        Page 6 of 25

1	NAMES OF REPORTING PERSONS Sterling Capital Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,346,730 (7)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,346,730 (7)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% (8)
14	TYPE OF REPORTING PERSON PN

(7) See Footnote 1.

(8) See Footnote 2.

CUSIP No. 45767M109        Page 7 of 25

1	NAMES OF REPORTING PERSONS SC Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,346,730 (9)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,346,730 (9)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% (10)
14	TYPE OF REPORTING PERSON PN

(9) See Footnote 1.

(10) See Footnote 2.

CUSIP No. 45767M109        Page 8 of 25

1	NAMES OF REPORTING PERSONS Sterling Capital Partners IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,346,730 (11)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,346,730 (11)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% (12)
14	TYPE OF REPORTING PERSON OO

(11) See Footnote 1.

(12) See Footnote 2.

CUSIP No. 45767M109        Page 9 of 25

1	NAMES OF REPORTING PERSONS Douglas L. Becker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,346,730 (13)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,346,730 (13)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% (14)
14	TYPE OF REPORTING PERSON IN

(13) See Footnote 1.

(14) See Footnote 2.

CUSIP No. 45767M109        Page 10 of 25

1	NAMES OF REPORTING PERSONS Eric D. Becker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,346,730 (15)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,346,730 (15)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% (16)
14	TYPE OF REPORTING PERSON IN

(15) See Footnote 1.

(16) See Footnote 2.

CUSIP No. 45767M109        Page 11 of 25

1	NAMES OF REPORTING PERSONS Merrick Elfman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,346,730 (17)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,346,730 (17)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% (18)
14	TYPE OF REPORTING PERSON IN

(17) See Footnote 1.

(18) See Footnote 2.

CUSIP No. 45767M109        Page 12 of 25

1	NAMES OF REPORTING PERSONS R. Christopher Hoehn-Saric
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,346,730 (19)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,346,730 (19)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% (20)
14	TYPE OF REPORTING PERSON IN

(19) See Footnote 1.

(20) See Footnote 2.

CUSIP No. 45767M109        Page 13 of 25

1	NAMES OF REPORTING PERSONS Steven M. Taslitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,346,730 (19)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,346,730 (19)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% (20)
14	TYPE OF REPORTING PERSON IN

(21) See Footnote 1.

(22) See Footnote 2.

CUSIP No. 45767M109        Page 14 of 25

Item 1. Security and Issuer.

This statement relates to the common stock, par value $0.10 per share (the “Common Stock”), of Innotrac Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 6465 East Johns Crossing, Johns Creek, GA 30097.

Item 2. Identity and Background.

This statement on Schedule 13D (this “statement”) is being filed jointly on behalf of Blue Eagle Holdings, L.P., Blue Eagle Acquisition Sub, Inc., Blue Eagle GP, LLC, Sterling Capital Partners IV, L.P., SC Partners IV, L.P. and Sterling Partners IV, LLC (such entities, collectively, the “Reporting Entities”), and Douglas L. Becker, Eric D. Becker, Merrick Elfman, R. Christopher Hoehn-Saric and Steven M. Taslitz (such individuals, collectively, the “Reporting Individuals” and, together with the Reporting Entities, the “Reporting Persons”). A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 7.01. As a result of the existing relationships described under this Item 2 and the matters described in Item 4 below, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended (the “Act”). However, neither the present filing nor anything contained herein shall be construed as an admission that all or any of the Reporting Persons constitute a “group” within the meaning of Rule 13d-5(b) under the Act.

The identity and background for each Reporting Individual is set forth below:

Name:	Douglas L. Becker
Business Address:	c/o Laureate Education, Inc. 650 S. Exeter Street Baltimore, MD 21202
Principal Occupation:	Chairman and Chief Executive Officer of Laureate Education, Inc., a provider of higher education programs and services
Citizenship:	U.S.A.

Name:	Eric D. Becker
Business Address:	c/o Sterling Fund Management, LLC 650 S. Exeter Street, Suite 1000 Baltimore, MD 21202
Principal Occupation:	Managing Director of Sterling Fund Management, LLC, a provider of investment management services
Citizenship:	U.S.A.

CUSIP No. 45767M109        Page 15 of 25

Name:	Merrick Elfman
Business Address:	c/o Sterling Fund Management, LLC 401 N. Michigan Avenue, Suite 3300 Chicago, IL 60611
Principal Occupation:	Managing Director of Sterling Fund Management, LLC, a provider of investment management services
Citizenship:	U.S.A.

Name:	R. Christopher Hoehn-Saric
Business Address:	c/o Sterling Fund Management, LLC 701 Brickell Avenue, Suite 1700 Miami, FL 33131
Principal Occupation:	Managing Director of Sterling Fund Management, LLC, a provider of investment management services
Citizenship:	U.S.A.

Name:	Steven M. Taslitz
Business Address:	c/o Sterling Fund Management, LLC 701 Brickell Avenue, Suite 1700 Miami, FL 33131
Principal Occupation:	Managing Director of Sterling Fund Management, LLC, a provider of investment management services
Citizenship:	U.S.A.

During the last five years, none of the Reporting Individuals (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Blue Eagle Acquisition Sub, Inc. (“Acquisition Sub”) is a Georgia corporation that was formed for the purpose of investing in the securities of the Issuer. Acquisition Sub is a wholly-owned direct subsidiary of Blue Eagle Holdings, L.P. (“Parent”), a Delaware limited partnership that was formed for the purpose of holding securities of Acquisition Sub. Blue Eagle GP, LLC, a Delaware limited liability company, was formed for the purpose of being the sole general partner of Parent. Sterling Capital Partners IV, L.P., a Delaware limited partnership that (directly and indirectly through subsidiaries or affiliated companies or both) is principally engaged in the business of investing in equity securities, is the sole member of Blue Eagle GP, LLC.  SC Partners IV, L.P., a Delaware limited partnership, is the sole general partner of Sterling Capital Partners IV, L.P.  Sterling Partners IV, LLC, a Delaware limited liability company, is the sole general partner of SC Partners IV, L.P.  Each of the Reporting Individuals is a managing member of Sterling Partners IV, LLC. As such, the Reporting Individuals share the power to determine the investment and voting decisions made by each of the Reporting Entities. The principal address of each Reporting Entity is c/o Sterling Partners, 401 N. Michigan Ave., Suite 3300, Chicago, Illinois 60611. Attached as Schedule I is information concerning each executive

CUSIP No. 45767M109        Page 16 of 25

officer and director of Blue Eagle Acquisition Sub, Inc.

During the last five years, none of the Reporting Entities (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This Item 2 is qualified in its entirety by reference to Schedule I, which is attached hereto and incorporated into this Item by reference.

Item 3. Source and Amount of Funds or Other Consideration.

With respect to the proposed transactions described in Item 4 (which Item 4 is incorporated herein by reference) (the “Transactions”), the Reporting Persons estimate that the amount of funds necessary to consummate the Transactions would be approximately $119 million, which is expected to consist of a combination of equity financing provided by large financial investors and debt incurred in connection with the transaction, as further described below. To date, none of the Reporting Persons have used any funds to acquire any securities of the Issuer, and may be deemed to beneficially own securities of the Issuer pursuant to Rule 13d-3 under the Act as a result of the voting provisions of the Contribution Agreement (as defined below) and the Subscription Agreements (as defined below) discussed in Item 4 below.

In connection with the Transactions, Sterling Capital Partners IV, L.P. delivered to Parent and the Issuer a letter dated November 14, 2013 (the “Equity Commitment Letter”) in which Sterling Capital Partners IV, L.P. committed, subject to the conditions set forth therein, to purchase equity securities of Parent in an aggregate amount of $119 million to allow Parent to pay in full all amounts required to be paid by Parent and Acquisition Sub in connection with the Transactions. Sterling Capital Partners IV, L.P. also agreed to irrevocably and unconditionally guarantee the performance of Parent and Acquisition Sub of their obligations in connection with the Transactions.

The foregoing summary of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by the text of the Equity Commitment Letter, which is listed as Exhibit 7.02 hereto and is incorporated by reference in its entirety into this Item 3.

In addition, Purchaser received a Debt Commitment Letter from Regions Bank, Regions Capital Markets (a division of Regions Bank) and Fifth Third Bank (collectively, the “Lenders”), dated as of November 14, 2013 (the “Debt Commitment Letter”), pursuant to which the Lenders committed to provide, subject to certain conditions, up to $60 million in debt financing. The debt financing is expected to be comprised of (i) a term loan facility of $45 million and (ii) a revolving credit facility of $15 million, which financing will be used to fund a portion of the merger consideration under the Merger Agreement, to pay certain expenses and for general corporate purposes for the operation of the Issuer (as the surviving corporation following the merger of Purchaser with and into Issuer) following the closing of the Transactions. The consummation of the Transactions is not, however, contingent or dependent upon the closing of the debt financing described above.

CUSIP No. 45767M109        Page 17 of 25

The foregoing summary of the Debt Commitment Letter does not purport to be complete and is qualified in its entirety by the text of the Equity Commitment Letter, which is listed as Exhibit 7.03 hereto and is incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction.

The disclosure set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

Merger Agreement and Tender Offer

On November 14, 2013, Issuer, Parent and Acquisition Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”). Upon the terms and subject to the conditions of the Merger Agreement, Acquisition Sub is required to commence, as promptly as practicable, a tender offer (the “Offer”) to acquire all of the outstanding shares of Common Stock (the “Shares”) at a purchase price of $8.20 per share, in cash, subject to required withholding taxes and without interest (the “Offer Price”). The Merger Agreement also provides that, following the completion of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Acquisition Sub will merge with and into Issuer, with Issuer continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”).

Promptly following the expiration of the Offer, Acquisition Sub will accept and promptly pay for each Share validly tendered, and not withdrawn, pursuant to, and subject to the satisfaction or waiver, as applicable, of conditions to the Offer set forth in the Merger Agreement. Acquisition Sub’s obligation to accept for payment and pay for all Shares validly tendered pursuant to the Offer is subject to: (i) the condition that there be validly tendered in the Offer and not validly withdrawn before the expiration of the Offer a number of Shares, that, together with the Shares owned by Scott D. Dorfman, the Chairman of the Board, President and Chief Executive Officer of Innotrac, and related shareholders that are subject to the Contribution and Support Agreement to which Mr. Dorfman and such related shareholders are party with Parent (the “Contributed Shares”), but excluding Shares tendered pursuant to guaranteed delivery procedures that have not actually been delivered in settlement or satisfaction of such guarantee prior to the expiration of the Offer, represents (A) at least a majority of the Shares outstanding on a fully-diluted basis (i.e., assuming the issuance of all Shares that may be issued in respect of outstanding stock options) as of the expiration of the Offer, and (B)  at least a majority of the Shares outstanding on a fully-diluted basis as of the expiration of the Offer, excluding from such calculation all of the Shares beneficially owned by Mr. Dorfman; and (ii) the satisfaction or waiver of other customary closing conditions as set forth in the Merger Agreement, including obtaining certain third party consents, the absence of a material adverse change and the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Neither the Offer nor the Merger is subject to any financing condition.

Pursuant to the Merger Agreement, Issuer has also granted Acquisition Sub an irrevocable option to purchase a number of newly issued Shares, at a price per share equal to the Offer Price, that, when added to the Shares already owned by Parent, Acquisition Sub, and their affiliates at the time of such exercise, will constitute one Share more than 90% of the total number of Shares outstanding on a fully-diluted basis immediately following the issuance of Shares pursuant to this option (the “Top-Up Option”). The Top-Up Option is intended to

CUSIP No. 45767M109        Page 18 of 25

expedite the completion of the Merger. If Issuer acquires at least 90% of the outstanding Shares collectively through the Offer and the Contribution (described below) and, if applicable, exercise of the Top-Up Option, the Merger will be completed through “short-form” procedures under Georgia law, which would not require Issuer to hold a meeting of its shareholders to vote on the adoption and approval of the Merger Agreement.

The Merger Agreement further provides that, subject to compliance with applicable law, promptly upon payment for Shares by Acquisition Sub to consummate the Offer, Acquisition Sub will be entitled to elect or designate such number of directors, rounded up to the next whole number, on the board of directors of Issuer (the “Board”) as is equal to the product of the total number of directors on the Board (giving effect to the directors elected or designated by Acquisition Sub) multiplied by the percentage that the aggregate number of Shares beneficially owned by Acquisition Sub and Parent bears to the total number of Shares then outstanding.

In the event that the Offer is not consummated, or if after the Offer is consummated Acquisition Sub does not own at least 90% of the outstanding Shares (including after giving effect to the Contribution and the Top-Up Option), the Merger will only be consummated if the shareholders of Issuer have adopted and approved the Merger Agreement at a meeting of shareholders. In the event a shareholder meeting is held, the Merger Agreement will be adopted and the Merger will be approved if (i) at least a majority of the outstanding Shares vote in favor of adopting the Merger Agreement and approving the Merger and (ii) at least a majority of the outstanding Shares (excluding any then-outstanding Shares beneficially owned by Mr. Dorfman) vote in favor of adopting the Merger Agreement and approving the Merger. In the event a shareholder meeting is required to complete the Merger, the consummation of the Merger will be subject to closing conditions similar to those for the Offer, except that there is an additional condition in such case that the number of Shares with respect to which shareholders have demanded statutory appraisal rights does not exceed 5% of the number of Shares outstanding as of the date of the Merger Agreement. In the Merger, whether completed pursuant to the “short form” procedures or after shareholder approval, each outstanding Share (other than (i) Shares owned by Parent, Acquisition Sub, Issuer or any subsidiary of Issuer and (ii) Shares as to which dissenters rights have been perfected (and not waived, withdrawn or lost) in accordance with applicable law) will be converted into the right to receive cash in an amount equal to the Offer Price. If the Merger is consummated, the Common Stock will no longer be traded on the NASDAQ Capital Market and the registration of the Common Stock under Section 12 of the Act will be terminated.

The Merger Agreement also contains a “no-shop” provision that restricts the ability of Issuer to solicit third-party proposals, provide information and engage in discussions with third parties. The no-shop provision is subject to a provision that allows Issuer to provide information and participate in discussions with respect to a bona-fide third-party proposal that did not result from a breach of the no-shop provision, provided that the Board has determined in good faith, after consultation with its financial advisor and outside legal counsel, that such proposal is reasonably likely to lead to the delivery of a “superior proposal” (as defined in the Merger Agreement) and the Board has determined in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to take such action is inconsistent with the directors’ fiduciary duties under applicable law. The Merger Agreement may be terminated and the Offer and the Merger abandoned prior to the date Shares are accepted for payment in the Offer under a number of specified circumstances, including by the Issuer in order to accept a “superior proposal” (as defined in the Merger Agreement). Upon termination of the Merger Agreement under specified circumstances, including in connection with an adverse recommendation change by the Board or in the event Issuer enters into an agreement with respect to a superior proposal, Issuer would be required to pay a termination fee of $4,344,505 (the “Termination Fee”). Issuer would also be required to pay, under certain circumstances, the reasonable expenses of Parent, Acquisition Sub and their affiliates incurred in connection with

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the transactions contemplated by the Merger Agreement, up to $1,500,000; provided, however, that if the Termination Fee is subsequently paid, the Termination Fee will be reduced by the amount of any such expense reimbursement. The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by the text of the Merger Agreement, which is attached as Exhibit 7.04 hereto and incorporated by reference in its entirety into this Item 4.

Contribution and Support Agreement

Also on November 14, 2013, in connection with the Merger Agreement, Scott D. Dorfman, the Chairman of the Board, President and Chief Executive Officer of Innotrac, and related shareholders of Innotrac have entered into a Contribution and Support Agreement with Parent (the “Contribution Agreement”), pursuant to which such shareholders have agreed to become limited partners of Parent and to contribute an aggregate of 5,839,462 Shares to Parent. The number of Shares to be contributed by such shareholders represents approximately 44.1% of the total outstanding Shares. The Contribution of the Contributed Shares to Parent pursuant to the Contribution Agreement is subject to customary terms and conditions and will be completed after Purchaser’s acceptance of Shares for payment in the Offer and prior to the completion of the Merger. Immediately following the Contribution contemplated by the Contribution Agreement, (1) Mr. Dorfman and the related shareholders party to the Contribution Agreement will sell to Sterling Capital Partners IV, L.P and one of its affiliates, SCP IV Parallel, L.P., an aggregate of 32,883.62 preferred units in Parent acquired pursuant to the Contribution Agreement at a price of $1,000 per preferred unit in Parent (equating to $8.20 per share of Common Stock of the Issuer), and (2) Parent will contribute the Contributed Shares to Purchaser as a contribution to the capital of Purchaser (the contribution by Mr. Dorfman and related shareholders of the Contributed Shares to Parent, together with the contribution by Parent of the Contributed Shares to Purchaser, is referred to herein as the “Contribution”). It is expected that the foregoing transactions will result in Mr. Dorfman and the related shareholders owning approximately 19.5% of the fully-diluted equity interests of Parent as of the closing of the Merger.

Pursuant to the Contribution Agreement, Mr. Dorfman and the related investors have agreed not to tender Shares in the Offer, and are required to vote all of their Shares in favor of the approval of the Merger Agreement and the Merger, and to support actions necessary to consummate the Merger. Additionally, the Contribution Agreement prohibits Mr. Dorfman and the related investors from soliciting or knowingly facilitating inquiries or proposals relating to alternative business combination transactions. The Contribution Agreement can be terminated by mutual consent of the parties, and will terminate upon the earlier to occur of (i) the termination of the Merger Agreement in accordance with its terms (provided, however, that the obligations of Mr. Dorfman and the related investors to (A) vote against (1) any competing takeover proposal, (2) any nominees to the Board other than Scott Dorfman or nominees nominated by the Board and (3) any action or proposal to be voted on by the Issuer’s shareholders, or any written consent in lieu thereof, if such action or proposal would reasonably be expected to adversely affect the transactions contemplated by the Merger Agreement, and (B) refrain from soliciting, initiating or participating in any activities that would be reasonably expected to lead to a competing takeover proposal will survive for 18 months following any termination of the Merger Agreement by Parent as a result of an adverse recommendation change by the Board resulting from an “intervening event,” as such term is defined in the Merger Agreement) and (ii) the consummation of the Merger. The foregoing summary of the Contribution Agreement does not purport to be complete and is qualified in its entirety by the text of the Contribution Agreement, which is attached as Exhibit 7.05 hereto and is incorporated by reference in its entirety into this Item 4.

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Subscription and Support Agreements

On November 14, 2013, two executive officers of the Issuer—Robert J. Toner, Senior Vice President and Chief Operating Officer and Larry C. Hanger, Senior Vice President for Client Services—entered into subscription and support agreements with Parent (the “Subscription Agreements”), pursuant to which they have agreed to invest 25% of the after-tax proceeds they receive as a result of the Merger into Parent equity securities. It is expected that these investments will result in Messrs. Toner and Hanger each acquiring less than one percent of the fully-diluted equity interests of Parent as of the closing of the Merger. In addition, they have agreed not to tender their Shares in the Offer, and to vote their Shares in favor of the Merger at any shareholder meeting. The foregoing description of the Subscription Agreements does not purport to be complete and is qualified in its entirety by the text of the Subscription Agreements, which are attached as Exhibits 7.06 and 7.07 hereto and are incorporated by reference in their entireties into this Item 4.

Other Plans or Proposals

Other than as described above, the Reporting Persons do not have any current plans or proposals that relate to or would result in any of the actions set forth in items (a) through (j) of Item 4 of the instructions to Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals. In anticipation of or following consummation of the Merger, Parent and the management and/or board of directors of the surviving corporation may review the surviving corporation and its assets, corporate and capital structure, capitalization, operations, business, properties and personnel to determine what changes, if any, would be desirable following the Merger to enhance the business and operations of the surviving corporation and may cause the surviving corporation to engage in transactions that could include: (i) an extraordinary corporate transaction involving the Issuer’s corporate structure, business, or management such as merger, acquisition, reorganization or liquidation, (ii) the relocation of material operations or sale or transfer of a material amount of assets or (iii) any other change in the business of the surviving corporation. The Reporting Persons expressly reserve the right to make any changes they deem appropriate in light of such evaluation and review or in light of future developments.

Item 5. Interest in Securities of the Issuer.

(a) Scott D. Dorfman, individuals and entities related to Mr. Dorfman, Robert Toner and Larry Hanger (collectively, the “Voting Parties”) collectively own 6,246,730 Shares and options to purchase 100,000 Shares (all of which are exercisable within 60 days of the date hereof). The Reporting Persons, for the purpose of Rule 13d-3 under the Act, therefore may, by reason of the execution and delivery of the Contribution Agreement and the Subscription Agreements, be deemed to share beneficial ownership over 6,346,730 Shares, which would represent 47.6% of the Common Stock issued and outstanding as of November 14, 2013, as set forth in the Merger Agreement attached hereto as Exhibit 7.04. The Reporting Persons expressly disclaim such beneficial ownership, and nothing herein shall be deemed an admission by the Reporting Persons as to the beneficial ownership of any such Shares.

(b) The Reporting Persons, by reason of the execution and delivery of the Contribution Agreement and the Subscription Agreements (in particular, the provisions of such agreements

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requiring the Voting Parties to vote all of their Shares in favor of the approval of the Merger Agreement, the Merger and related actions, and the related proxy granted to Parent and Parent’s designees), may be deemed to have shared voting power with the Voting Parties with respect to approximately 47.6% of the voting power of the outstanding capital stock of the Issuer. The Reporting Persons expressly disclaim such beneficial ownership, and nothing herein shall be deemed to be an admission by the Reporting Persons as to such beneficial ownership. The Reporting Persons do not control the voting of Shares held by the Voting Parties with respect to other matters, and do not possess any other rights as a Company stockholder with respect to such Shares.

(c) No transactions in the Common Stock have been effected by any of the Reporting Persons within the past 60 days, except as disclosed under Item 3 of this Schedule 13D, all of which disclosures are incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Items 3 and 4 of this statement on Schedule 13D are incorporated herein by reference.

In connection with the transactions contemplated by the Merger Agreement, on November 14, 2013, Issuer and the Parent entered into a Support Agreement (the “IPOF Agreement”) with the court appointed receiver (the “Receiver”) for all assets of any kind of IPOF L.P., IPOF Fund, and IPOF Fund II, L.P. The IPOF Agreement provides that, upon the terms and subject to the conditions set forth in the IPOF Agreement, the Receiver shall tender the Shares owned by the IPOF Fund in the Offer and thereby receive the Offer Price from the Purchaser in the Offer. The IPOF Fund holds 4,321,771 Shares, or approximately 32.6% of the Shares currently outstanding. The IPOF Agreement also requires the Receiver to file a motion with the court requesting that the court (i) grant conditional and final approval of the IPOF Agreement, (ii) grant conditional and final approval of the sale of the Shares owned by the IPOF Fund, and (iii) issue a Bar Order pursuant to which all other participants in any litigation involving the IPOF Fund are barred from pursuing any claims against Issuer or any of its affiliates. The IPOF Agreement will only be effective if the court overseeing the IPOF Fund receivership grants final approval of the IPOF Agreement and the sale of the Shares owned by the IPOF Fund pursuant to the Merger Agreement, and the IPOF Agreement will terminate if the Merger Agreement terminates or if the Board adversely changes its recommendation with respect to the Merger. On November 15, 2013, the court granted the conditional approval of the IPOF Agreement and the sale of the Shares owned by the IPOF Fund pursuant to the Merger Agreement, and the court scheduled a fairness hearing for December 17, 2013. The foregoing summary of the IPOF Agreement does not purport to be complete and is qualified in its entirety by the text of the IPOF Agreement, which is attached as Exhibit 7.08 hereto and incorporated by reference in its entirety into this Item 6.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits:

7.01.	Joint Filing Agreement by and among the Reporting Persons dated as of November 25, 2013*

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7.02.	Equity Commitment Letter of Sterling Capital Partners IV, L.P. dated November 14, 2013 (incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K dated November 14, 2013)

7.03.	Debt Commitment Letter, dated November 14, 2013, by and among Blue Eagle Acquisition Sub, Inc., Regions Capital Bank, Regions Capital Markets and Fifth Third Bank.*

7.04.	Agreement and Plan of Merger dated November 14, 2013, by and among Blue Eagle Holdings, L.P., Blue Eagle Acquisition Sub, Inc. and Innotrac Corporation (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K dated November 14, 2013)

7.05.	Support and Contribution Agreement, dated November 14, 2013, by and among Innotrac Corporation and the Investors Named Therein (including the Form of Unit Purchase Agreement and Form of Amended and Restated Limited Partnership Agreement of Blue Eagle Holdings, L.P. attached as exhibits thereto) (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K dated November 14, 2013)

7.06.	Subscription and Support Agreement, dated November 14, 2013, by and between Blue Eagle Holdings, L.P. and Larry Hanger (including the Form of Amended and Restated Limited Partnership Agreement of Blue Eagle Holdings, L.P. attached as an exhibit thereto)*

7.07.	Subscription and Support Agreement, dated November 14, 2013, by and between Blue Eagle Holdings, L.P. and Rober Toner (including the Form of Amended and Restated Limited Partnership Agreement of Blue Eagle Holdings, L.P. attached as an exhibit thereto)*

7.08.	Support Agreement, dated November 14, 2013, by and among Innotrac Corporation, Mark E. Dottore, as the Court appointed receiver for all assets of any kind of IPOF, L.P., IPOF Fund and IPOF Fund II, L.P., and Blue Eagle Holdings, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated November 14, 2013)

7.09.	Power of Attorney for Douglas L. Becker*

7.10.	Power of Attorney for Eric D. Becker*

7.11.	Power of Attorney for R. Christopher Hoehn-Saric*

7.12.	Power of Attorney for Steven M. Taslitz*

__________________

* Filed herewith

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2013

BLUE EAGLE HOLDINGS, L.P.

/s/ Merrick Elfman

Merrick Elfman, President of Blue Eagle Holdings, L.P.

BLUE EAGLE ACQUISITION SUB, INC.

/s/ Merrick Elfman

Merrick Elfman, President of Blue Eagle Acquisition Sub, Inc.

BLUE EAGLE GP, LLC

/s/ Merrick Elfman

Merrick Elfman, President of Blue Eagle GP, LLC

STERLING CAPITAL PARTNERS IV, L.P.

By:  SC Partners IV, L.P., its General Partner

By:  Sterling Partners IV, LLC, its General Partner

 /s/ Merrick Elfman

Merrick Elfman, Managing Director of Sterling Partners IV, LLC

SC PARTNERS IV, L.P.

By:  Sterling Partners IV, LLC, its General Partner

 /s/ Merrick Elfman

Merrick Elfman, Managing Director of Sterling Partners IV, LLC

STERLING CAPITAL PARTNERS IV, LLC

s/ Merrick Elfman

Merrick Elfman, Managing Director of Sterling Partners IV, LLC

CUSIP No. 45767M109        Page 24 of 25

DOUGLAS L. BECKER

/s/ M. Avi Epstein, as attorney-in-fact for Douglas L. Becker

M. Avi Epstein, attorney-in-fact for Douglas L. Becker

ERIC D. BECKER

/s/ M. Avi Epstein, as attorney-in-fact for Eric D. Becker

M. Avi Epstein, attorney-in-fact for Eric D. Becker

MERRICK ELFMAN

/s/ Merrick Elfman

R. CHRISTOPHER HOEHN-SARIC

/s/ M. Avi Epstein, as attorney-in-fact for R. Christopher Hoehn-Saric

M. Avi Epstein, attorney-in-fact for R. Christopher Hoehn-Saric

STEVEN M. TASLITZ

/s/ M. Avi Epstein, as attorney-in-fact for Steven M. Taslitz

M. Avi Epstein, attorney-in-fact for Steven M. Taslitz

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SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF BLUE EAGLE ACQUISITION SUB, INC.

Set forth below are the names, titles, business addresses, principal occupations and citizenships of the Executive Officers and Directors of Blue Eagle Acquisition Sub, Inc.

NAME, TITLE AND CITIZENSHIP	PRINCIPAL OCCUPATION AND BUSINESS ADDRESS

Merrick Elfman President and Director United States	Managing Director of Sterling Fund Management, LLC 401 N. Michigan Ave., Suite 3300 Chicago, IL 60611

M. Avi Epstein Vice President and Secretary United States	General Counsel of Sterling Fund Management, LLC 401 N. Michigan Ave., Suite 3300 Chicago, IL 60611

Todd Miller Vice President and Director United States	Vice President of Sterling Fund Management, LLC 401 N. Michigan Ave., Suite 3300 Chicago, IL 60611